Salomon Smith Barney Inc.
                              388 Greenwich Street
                            New York, New York 10013




VIA EDGAR


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

      Re: Tax Exempt Securities Trust - Intermediate Term Trust 57 Request for Withdrawal of Registration Statement on Form S-6 CIK. No. 0001179162
            File No. 333-98701
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Ladies and Gentlemen:

We hereby request the withdrawal of the Registration Statement for Intermediate Term Trust 57 (the "Trust"). The Trust filed a Registration Statement on Form S-6 with the Securities and Exchange Commission on August 23, 2002 (accession number: 0001116679-02-001461).

The Trust seeks to obtain this order on the basis that it has inadvertently filed the Form S-6 Registration Statement twice. No securities were sold by the Trust in connection with the offering.

Based on the above, the Trust submits that withdrawal of the Registration Statement is consistent with the public interest and protection of investors. We hereby request withdrawal of the Trust's Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.

Very truly yours,


/s/ George S. Michinard
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George S. Michinard
Director